EXHIBIT 99.1

News Release dated July 15, 2020, Suncor Energy releases 2020 Report on Sustainability

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy releases 2020 Report on Sustainability

CALGARY, Alberta, July 15, 2020 – Suncor released its 2020 Report on Sustainability today. For 25 years, the company has voluntarily issued an in-depth report on its sustainability performance as part of its commitment to continually monitor, assess and share the impacts of its business.

Strengthening relationships with Indigenous communities, reducing the carbon intensity of barrels produced, implementing new technologies such as autonomous haul trucks, investing in jet biofuels and building Canada’s Electric HighwayTM – these activities offer a glimpse into the sustainable future Suncor is working to embed through its business. The global pandemic has made the connections between environmental, social and economic systems even clearer. Through this challenging time, Suncor’s actions continue to be guided by its purpose – to provide trusted energy that enhances people’s lives, while caring for each other and the earth.

“As much as our world has changed through COVID-19, Suncor remains fully committed to our strategy, sustainability leadership and our role in the energy transition to a low-carbon future,” said Mark Little, president and chief executive officer. “Our commitment to sustainability is unwavering and continues to be at the heart of everything we do.”

The Report on Sustainability showcases Suncor’s progress in 2019 and early 2020, and it identifies areas of opportunity in environmental stewardship and working with communities. It also includes the Climate Risk and Resilience Report, which outlines the company’s perspective on the challenges and opportunities of climate change and efforts to manage carbon risk.

Highlights include:

•	A focus on technology and innovation, with investments totaling $830 million in clean technology and processes aimed to reduce greenhouse gas (GHG) emissions intensity and water use

•	Partnerships with Indigenous communities across Canada, including $836 million spent with Indigenous businesses and suppliers, accounting for 8% of total supply chain spend in 2019

•	Contributions to global economic prosperity, including $9.9 billion spent on goods and services and $2.6 billion paid in taxes and royalties

•	Key commitments towards renewable and efficient energy production, including investments in biofuels, and plans to invest $1.4 billion in a new co-generation facility and $300 million in the Forty Mile Wind Power Project

•	Helping Canadians reduce their carbon footprint through the completion of the country’s first coast-to-coast electric highway – a network of more than 50 fast-charging electric vehicle chargers at Petro-CanadaTM stations

Also in the reports:

•	A message from Mark Little, president and chief executive officer, about Suncor’s role in the future of energy and the company’s commitment to sustainability through uncertain times

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	A Q&A with new chief sustainability officer Martha Hall Findlay on the impact of COVID-19 and Suncor’s progress towards its sustainability goals

•	A message from Alister Cowan, chief financial officer, discussing Suncor’s approach to managing carbon risk

•	A look at people-focused efforts, from safety to mental health, inclusion and diversity, and community giving

The Report on Sustainability and the Climate Risk and Resilience Report are both available as downloadable PDFs:

•	Download the 2020 Report on Sustainability

•	Download the 2020 Climate Risk and Resilience Report

Suncor has been named to various Dow Jones Sustainability (DJSI) indices and to the FTSE4Good index. Suncor was also named as one of the 2020 Corporate Knights Best 50 Corporate Citizens in Canada and was acknowledged as a leading employer, receiving both the Alberta’s Top 75 Employer and Canada’s Top 100 Employer awards this year. The report issued last year was a winner of Finance Montréal’s Finance and Sustainability Initiative award for best sustainability report.

For an overview of Suncor’s sustainability efforts, visit sustainability.suncor.com.

Legal Advisory – Forward-Looking Information

This news release, as well as Suncor’s 2020 Report on Sustainability and 2020 Climate Risk and Resilience Report to which links are provided in this news release, contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the novel coronavirus pandemic; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions. Forward-looking statements in this news release include references to: Suncor’s unwavering commitment to sustainability and that it will remain fully committed to its strategy, sustainability leadership and its role in the energy transition to a low-carbon future; expectations regarding technology and innovation investments; and Suncor’s plans with respect to its investment in a new co-generation facility and the Forty Mile Wind Power Project.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated for the first quarter of 2020, dated May 5, 2020, its Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, and its Form 40-F dated February 27, 2020 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com and follow us on Twitter @Suncor.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com